UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

20549
FORM 11-K
(mark one)
☑

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the annual period ended December 31, 2022
OR
☐

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________
Commission File Number:

001-38695
A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:
CAL-MAINE FOODS, INC. KSOP
B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CAL-MAINE FOODS, INC.
1052 HIGHLAND COLONY PKWY, SUITE 200
RIDGELAND, MS 39157

CAL-MAINE FOODS, INC. KSOP
TABLE OF CONTENTS
Page
REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2
FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits 4
Statement of Changes in Net Assets Available for Benefits 5
Notes to the Financial Statements 6
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End

of Year)
12
SIGNATURE 14

Report of Independent Registered Public Accounting Firm
To Participants and the Audit Committee of the
Cal-Maine Foods, Inc. KSOP
Jackson, Mississippi
Opinion on the Financial Statements
We have audited the accompanying statements of

net assets available for

benefits of the Cal-Maine Foods,

Inc.
KSOP (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits

for

the

years

then

ended,

and

the

related

notes

and

schedules

(collectively

referred

to

as

the

“financial
statements”).

In our opinion, the financial statements

present fairly, in all material respects, the net assets

available for
benefits of the Plan

as of December 31,

2022

and 2021, and the

changes in net assets

available for benefits

for the years
then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the

responsibility of the Plan’s management.

Our responsibility is to express

an
opinion on

the Plan’s

financial statements

based on

our audits.

We

are a

public accounting

firm registered

with the
Public

Company Accounting

Oversight Board

(United

States) (“PCAOB”)

and are

required to

be independent

with
respect to the

Plan in accordance

with the U.S.

federal securities laws

and the applicable

rules and regulations

of the
Securities and Exchange Commission and the PCAOB.
We conducted our audits in

accordance with the

standards of the

PCAOB. Those standards

require that we

plan
and

perform

the

audit

to

obtain

reasonable

assurance

about

whether

the

financial

statements

are

free

of

material
misstatement, whether due

to error or

fraud.

The Plan is

not required to

have, nor were

we engaged to

perform, an audit
of its

internal control

over financial

reporting.

As part

of our

audits, we

are required

to obtain

an understanding

of
internal control over financial

reporting but not for

purposes of expressing an

opinion on the effectiveness

of the Plan’s
internal control over financial reporting.

Accordingly, we express no such opinion.
Our

audits

included

performing

procedures

to

assess

the

risks

of

material

misstatement

of

the

financial
statements,

whether due

to

error

or

fraud, and

performing procedures

that

respond to

those

risks.

Such procedures
included examining, on

a test basis,

evidence regarding the amounts

and disclosures in

the financial statements.

Our
audits

also

included

evaluating

the

accounting

principles

used

and

significant

estimates

made

by

the

Plan’s
management,

as

well

as

evaluating the

overall

presentation of

the

financial

statements.

We

believe

that

our

audits
provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information

in the accompanying

schedule of assets (held

at end of year)

as of December 31,
2022 has been subjected to

audit procedures performed in conjunction

with the audit of

the Plan’s financial statements.

The

supplemental

information

is

presented

for

the

purpose

of

additional

analysis

and

is

not

a

required

part

of

the
financial

statements

but

included

supplemental

information

required

by

the

Department

of

Labor’s

Rules

and
Regulations

for

Reporting

and

Disclosure

under

the

Employee

Retirement

Income

Security

Act

of

1974.

The
supplemental information is the responsibility of

the Plan’s

management.

Our audit procedures included determining
whether the

supplemental information

reconciles to

the

financial statements

or

the

underlying accounting

and other
records, as applicable, and

performing procedures to test

the completeness and accuracy

of the information presented
in

the

supplemental

information.

In

forming

our

opinion

on

the

supplemental

information

in

the

accompanying
schedule, we

evaluated whether

the supplemental

information, including

its form

and content,

is presented

in conformity
with the Department

of Labor’s Rules

and Regulations for

Reporting and Disclosure under

the Employee Retirement
Income Security

Act of

1974.

In our

opinion, the

supplemental information

in the

accompanying schedule

is fairly
stated, in all material respects, in relation to the financial statements as a whole.

/s/ Frost, PLLC
We have served as the Plan’s

auditor since 2007.
Little Rock, Arkansas
June 20, 2023

CAL-MAINE FOODS, INC. KSOP
Statement of Net Assets Available for Benefits
December 31, 2022 and 2021

2022 2021
Assets
Investments, at fair value $ 165,031,357 $ 148,162,481
Notes receivable from participants 3,588,441 2,803,857
Net assets available for benefits $ 168,619,798 $ 150,966,338
See accompanying notes to the financial statements

CAL-MAINE FOODS, INC. KSOP
Statement of Changes in Net Assets Available for Benefits
For the Years

Ended December 31, 2022 and 2021

2022 2021
Additions
Investment income
Interest and dividend income
Interest $ — $ 178
Dividends 6,306,191 3,790,792
Total interest and dividend income 6,306,191 3,790,970
Net change in fair value of investments 20,705,036 5,303,855
Total investment income 27,011,227 9,094,825
Interest income on notes receivable from participants 145,179 135,397
Contributions
Employer contributions 4,059,289 3,839,875
Participant contributions 5,623,856 5,134,489
Rollover 47,117 514,287
Total contributions 9,730,262 9,488,651
Total additions 36,886,668 18,718,873
Deductions
Benefits paid to participants 19,006,272 14,175,804
Administrative expenses 226,936 176,043
Total deductions 19,233,208 14,351,847
Net increase in net assets available for benefits 17,653,460 4,367,026
Transfer of Plan assets from the Red River Valley

Egg Farm, LLC 401(k) Plan
— 1,169,314
Net assets available for benefits - beginning of year 150,966,338 145,429,998
Net assets available for benefits - end of year $ 168,619,798 $ 150,966,338
See accompanying notes to the final statements

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2022 and 2021

Note 1 – Summary of Significant Plan Provisions
The

following

description

of

the

Cal-Maine

Foods,

Inc.

KSOP

(the

“Plan”)

provides

only

general

information.

Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.
General
The Plan

covers substantially

all employees

of Cal-Maine

Foods, Inc.

and its

subsidiaries (collectively, the

“Company”).

It is subject to the provisions of the Employee Retirement Income Security

Act of 1974, as amended (“ERISA”).

Effective September 27, 2021, the Red River Valley Egg Farm, LLC 401(k) Plan was merged into the Plan.
Eligibility
Each

employee,

except

leased

employees,

collective

bargaining

employees,

contract

employees,

and

employees

of
independent contractors shall become eligible to

participate in the Plan on

the entry date next following or

coinciding
with the employee attaining 21 years of age and one

year of service during which the employee

accrues 1,000 hours or
more

of

service.

Entry

dates

are

January 1,

April 1,

July 1

and

October 1.

The

Plan

includes

an

auto-enrollment
provision whereby all

newly eligible employees

are automatically enrolled

in the Plan

unless they affirmatively

elect
not to

participate in

the Plan.

Automatically enrolled participants

have their

deferral rate

set at

3 percent

of eligible
compensation and their contributions invested in a designated balanced fund until changed by the participant.
Contributions
Participants may contribute

a portion

of pretax annual

compensation, as defined

by the

Plan Document.

Participants
may designate all

or a portion

of their contributions

as Roth

contributions.

Participants who

have attained

age 50 before
the

end

of

the

Plan

year

are

eligible

to

make

catch-up

contributions.

The

automatic

deferral

percentage

for

new
participants is 3% of

compensation.

A participant may elect

not to participate or

to defer a different percentage

of their
compensation.

Employee deferrals will automatically increase by one percent (1%) on the first day of each Plan year, up to a maximum of 5%.

Participants may contribute amounts representing distributions from other qualified defined benefit or

defined contribution plans

(rollovers).

The Company made

safe harbor

nonelective contributions equal

to
3% of compensation during

the years ended December 31,

2022 and 2021.

These contributions are

initially invested in
Cal-Maine Foods, Inc.

common stock.

The Company can

also make additional

discretionary nonelective

contributions.

The Company did not make an additional contribution for

the years ended December 31, 2022 or 2021. Contributions
are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant accounts
Each

participant’s

account

is

credited

with

participant

and

Company

contributions

and

an

allocation

of

Plan
earnings/losses, and is charged with applicable withdrawals and administrative expenses.

Allocations are based on the
participant’s compensation, contributions or account

balances, as defined.

The benefit to which

a participant is

entitled
is the benefit that can be provided from the participant’s vested account.

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2022 and 2021

A participant, alternate payee of a participant, or beneficiary of a deceased participant has the immediate right to elect to diversify any

publicly traded employer

securities held in

their Company stock

account attributable to

participating
Company contributions and any publicly traded securities

held in their safe harbor nonelective

contribution Company
stock account and reinvest the proceeds in any other investments available under the Plan.

Vesting
Participants are vested immediately in their contributions and Company safe harbor contributions plus actual earnings thereon.
Investment options
Participants may direct the

investment of their interest

in the Plan

into the investment options

offered under the

Plan.

Participants may change their investment selections at any time.
Notes receivable from participants
Participants may borrow from their accounts a

minimum of $1,000 up to

a maximum of the lesser of

$50,000 or 50%
of the

vested interest

in their

account balance.

Note terms

range from

one to

five years

or up

to 15

years if

for the
purchase of a primary residence.

The notes are secured by the balance in the participant’s account and bear interest at a rate

determined by the

Plan Administrative Committee

equivalent to that

charged by

major financial institutions

in
the community.

Principal and interest is paid ratably through weekly or biweekly payroll deductions.
Payment of benefits
Benefits

are

generally payable

on

termination, retirement,

death

or

disability.

If

the

participant’s

vested balance

is
$5,000 or less, it will

be automatically distributed. In-service withdrawals are

allowed from all participant accounts if
the participant

has attained

age 59½,

at any

time from

a participant’s rollover

account, or

once a

year from

a participant’s
non-safe harbor Company stock

account and non-elective deferral

Company Stock Account for

participants with five
or more years

of participation.

In addition,

in-service withdrawals

are available to

participants meeting

certain hardship
requirements.
Distributions from a participant’s Company stock account are made either in cash or Company stock, as elected by the
participant.

Non-company stock accounts are distributed in lump sum or

installments.

Voting

rights of stock
Each participant

shall have

the right

to

direct the

committee or

trustee as

to the

manner in

which whole

and partial
shares of the Company’s

stock allocated to their accounts as

of the record date are

to be voted in

each matter brought
before an annual or special shareholders’ meeting.

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2022 and 2021

Termination of the Plan
Although

it

has

not

expressed

any

intent

to

do

so,

the

Company

has

the

right

under

the

Plan

to

discontinue

its
contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 2 – Summary of Significant Accounting Policies
Basis of accounting
The

accompanying

financial

statements

are

prepared

under

the

accrual

method

of

accounting

in

accordance

with
accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation

of financial

statements in

conformity with

accounting principles

generally accepted

in the United

States
of America requires management to make estimates

and assumptions that affect certain reported amounts

of assets and
liabilities and changes

therein, and disclosure

of contingent assets

and liabilities.

Accordingly, actual results may

differ
from those estimates.
Investment valuation and income recognition
Investments are reported at fair value.

See Note 3 for a discussion of fair value measurements.
Purchases and sales

of securities are

recorded on a

trade-date basis.

Interest is recorded

on the accrual

basis.

Dividends
are recorded

on the

ex-dividend date.

Net change

in fair

value includes

the Plan’s

gains and

losses on

investments
bought and sold, as well as held during the year.
Notes receivable from participants
Notes receivable from

participants are

measured at their

unpaid principal balance

plus any accrued,

but unpaid, interest.

Delinquent notes

receivable from

participants are

recorded as

a distribution

based upon

the terms

of the

Plan documents.

Payment of benefits
Benefits are recorded when paid.
Administrative expenses
Certain administrative and recordkeeping fees are paid by the Plan, unless otherwise paid by the Company.

Expenses
that are paid

by the Company

are excluded from

these financial statements.

Fees related to

distributions are charged
directly to the participants' accounts.

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2022 and 2021

Note 3 – Fair Value Measurements
The Plan is required

to categorize both

financial and nonfinancial

assets and liabilities

based on the

following fair value
hierarchy.

The fair

value of

an asset

is the

price at

which the

asset could

be sold

in an

orderly transaction

between
unrelated, knowledgeable, and willing parties able to

engage in the transaction. A liability’s fair value is defined as the amount that would

be paid to

transfer the liability

to a new

obligor in a

transaction between such

parties, not the

amount
that would be paid to settle the liability with the creditor.
•
Level 1

- Quoted prices in active markets for identical assets or liabilities
•
Level 2

- Inputs other than

quoted prices included in

Level 1 that

are observable for

the asset or

liability,
either directly or indirectly, including:
◦
Quoted prices for similar assets or liabilities in active markets
◦
Quoted prices for identical or similar assets in non-active markets
◦
Inputs other than quoted prices that are observable for the asset or liability
◦
Inputs derived principally from or corroborated by other observable market data
•
Level 3

- Unobservable inputs for the asset or

liability that are supported by little or no

market activity and
that are significant to the fair value of the assets or liabilities
The asset or liability’s

fair value measurement level within the fair value hierarchy is based on the lowest level of
any input that is significant to the fair value

measurement.

Valuation

techniques used need to maximize the use of
observable inputs and minimize the use of unobservable inputs.
The following is

a description of the

valuation methodologies used for

assets measured at fair

value.

There have
been no changes in the methodologies used at December 31, 2022 or 2021:
Common stock and mutual funds
:

These investments are valued based on quoted market prices at the end of the Plan year.

Common collective trust

funds
:

This investment is

valued based on

the net asset

value (“NAV”)

of units
held

by the

Plan at

year end,

as

calculated by

the issuer,

as a

practical expedient

to

estimate fair

value.

NAV

is calculated based on the fair value of the underlying assets owned by the fund, minus its liabilities,
divided by the number of units outstanding.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value

or

reflective

of

future

fair

values.

Furthermore,

although

the

Plan

believes

its

valuation

methods

are
appropriate

and consistent

with

other

market

participants, the

use

of

different

methodologies or

assumptions to
determine the

fair value

of certain

financial instruments

could result

in a

different fair

value measurement

at the
reporting date.

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2022 and 2021

The following table sets forth the Plan’s assets at fair value.

December 31, 2022 Level 1 Level 2 Level 3 Total
Assets
Cal-Maine Foods, Inc. common stock $ 103,541,463 $ — $ — $ 103,541,463
Mutual funds 59,348,386 — — 59,348,386
Total assets measured at fair value $ 162,889,849 $ — $ — $ 162,889,849
Investments measured at net asset value* 2,141,508
Investment at fair value $ 165,031,357
December 31, 2021 Level 1 Level 2 Level 3 Total
Assets
Cal-Maine Foods, Inc. common stock $ 74,110,725 $ — $ — $ 74,110,725
Mutual funds 72,637,916 — — 72,637,916
Total assets measured at fair value $ 146,748,641 $ — $ — $ 146,748,641
Investments measured at net asset value* 1,413,840
Investment at fair value $ 148,162,481
*

The investment measured

at fair value

using the net

asset value per

share (or its

equivalent) practical expedient has

not been classified

in the fair

value
hierarchy. The fair value amount included above is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
The following

table summarizes

investments for

which fair

value is

measured using

the NAV per share

as a

practical
expedient.
Unfunded Redemption Redemption
Fair Value Commitments Frequency Notice Period
December 31, 2022
Common collective trust fund $ 2,141,508 N/A Daily None
December 31, 2021
Common collective trust fund $ 1,413,840 N/A Daily None

Note 4 – Risks and Uncertainties
There is

a high

concentration of

the Company's

stock owned

by the

Plan.

As of

December 31,

2022 and

2021,
approximately 61% and 49% of the Plan's assets were invested in the Company's common stock, respectively.

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2022 and 2021

The Plan invests in various investment securities that are exposed to various risks such as interest rate, market

and
credit risks.

Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes

in the

values of

investment securities

will occur

in the

near term

and that

such changes

could materially
affect the participants' account balances and the amounts reported in the financial statements.
Note 5 – Tax Status
The IRS

has determined

and informed

the Company

by a

letter dated

January 14,

2015 that

the amended

and restated
Plan document

is designed

in accordance

with applicable

sections of

the IRC.

Although the

plan document

has
been amended

since receiving

the determination

letter,

the

Plan

administrator believes

the Plan

is

designed and
currently being operated

in compliance with

the applicable requirements of

the IRC.

Therefore, no provision

for
income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted

in the United States

of America require Plan

management to evaluate tax
positions taken by the

Plan and recognize a

tax liability (or asset)

if the Plan

has taken an uncertain

position that,
more likely than

not, would not

be sustained upon examination

by the IRS.

The Plan administrator has

analyzed
the tax

positions taken

by the

Plan, and

has concluded

that, as

of December 31,

2022, there

are no

uncertain positions
taken or

expected to be

taken that would

require recognition of

a liability (or

asset) or

disclosure in the

financial
statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 – Parties-in-Interest Transactions
The Plan

invests in

shares of

the Company.

The Company

is the

Plan sponsor

and is,

therefore, by

definition a
party-in-interest.

All

investments

and

investment

transactions

related

to

company

stock

were

with

a

party-in-
interest. As of December 31, 2022 and 2021 the fair value

of the investment in Company stock was $103,541,463
and $74,110,725, respectively. Total dividend income received during the year

ended December 31,

2022 and 2021
was $3,271,350 and $69,318,

respectively.

The Plan

also holds

notes receivable

from participants.

As a

result, these

notes receivable

and all

related transactions
were with a party-in-interest.
All of these transactions are exempt from being prohibited transactions under ERISA.

CAL-MAINE FOODS, INC. KSOP
PLAN NUMBER 001
EMPLOYER IDENTIFICATION NUMBER 64-0500378
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

Description of investment including
Identity of issue, borrower, maturity date, rate of interest, Current
(a) (b) lessor or similar party (c) collateral, par or maturity value (e) value
Common collective trust funds
Federated Investors Capital Preservation Fund R6P 2,141,508
Mutual funds
BlackRock Inflation Protected Bond Fund
1,971,628
BlackRock Liquidity FedFund

3,667,992
BlackRock Mid-Cap Growth Equity
192,305
Invesco Growth and Income Fund

3,671,814
Vanguard Small Cap Index Fund
967,305
Vanguard Mid Cap Index Fund

919,127
Vanguard 500 Index Fund
8,401,907
Vanguard Developed Markets Index Fund

2,981,045
Vanguard Explorer Fund
2,464,795
MFS Family of Funds Massachusetts Investors Growth Stock Fund

2,673,234
MFS Family of Funds Total Return Bond Fund
4,057,425
MFS Family of Funds Total Return Fund

2,461,386
Allspring Special Mid Cap Value Fund
2,160,018
T. Rowe Price Retirement I 2010 Fund

456,402
T. Rowe Price Retirement I 2020 Fund
3,982,453
T. Rowe Price Retirement I 2030 Fund

7,113,469
T. Rowe Price Retirement I 2040 Fund
5,935,425
T. Rowe Price Retirement I 2050 Fund

4,567,513
T. Rowe Price Retirement I 2060 Fund
703,143
Total mutual funds 59,348,386
Column (d) not applicable for participant directed investments.
See Report of the Independent Registered Public Accounting Firm

CAL-MAINE FOODS, INC. KSOP
PLAN NUMBER 001
EMPLOYER IDENTIFICATION NUMBER 64-0500378
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

Description of investment including
Identity of issue, borrower, maturity date, rate of interest, Current
(a) (b) lessor or similar party (c) collateral, par or maturity value (e) value
Common stock
* Cal-Maine Foods, Inc. 1,901,588 shares of common stock,
$.01 par value $ 103,541,463
* Participant loans Interest rates from 4.25% to 8.0% with
maturity dates from January 2023
through August 2037 3,588,441
Total $ 168,619,798
* Party-in-interest
Column (d) not applicable for participant directed investments.
See Report of the Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements

of the Securities

Exchange Act of

1934,

the trustees (or

other persons who

administer
the

employee

benefit

plan)

have

duly

caused

this

annual

report

to

be

signed

on

its

behalf

by

the

undersigned
hereunto duly authorized.
CAL-MAINE FOODS, INC. KSOP
Date: June 20, 2023 /s/ Jim Golden
Jim Golden
Director of Human Resources

EXHIBIT INDEX
Exhibit
Number Description
23.1
.1
Consent of Independent Registered Public Accounting Firm